Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Silicon Graphics International Corp. (formerly known as Rackable Systems, Inc.) of our report dated March 18, 2009, relating to the financial statements of Rackable Systems, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109,” effective December 31, 2006), and the effectiveness of Rackable Systems, Inc.’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Rackable Systems, Inc. for the year ended January 3, 2009.

/s/ Deloitte & Touche LLP

San Jose, California

July, 6, 2009